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MAR 0 1 2018

Washington DC

SEC FILE NUMBER
8-66296

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Emerson Equity LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 Bovet Road, Suite 725, San Mateo, CA 94402
(No. and Street)

San Mateo	California	94402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dominic Baldini   650.312.0202
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP
(Name – *if individual, state last, first, middle name*)

One Market, Landmark, Ste. 620	San Francisco	CA	94015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
                     Information contained in this form are not required to respond
                     unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____Dominic Baldini_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Emerson Equity LLC_____ , as of _____December 31_____ , 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Managing Member_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 28 day of February , 20 18 , by Naomi Arana (notary public) Dominic Baldini
,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

NAOMI ARANA
Commission # 2096730
Notary Public - California
San Diego County
My Comm. Expires Jan 11, 2019

(Seal)   Signature



EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
  Emerson Equity LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Emerson Equity LLC (the "Company") as of December 31, 2017, and the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in Schedules I, II, III, and IV (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

We have served as the Company's auditor since 2012. Partners of Harb, Levy & Weiland LLP ("HLW") joined EisnerAmper LLP in 2012. HLW had served as the Company's auditor since 2004.

EISNERAMPER LLP
San Francisco, CA
February 28, 2018

EMERSON EQUITY LLC
Statement of Financial Condition
December 31, 2017

<u>Assets</u>

Cash	$	993,736
Deposit with clearing broker		100,000
Accounts receivable		2,716,963
Prepaid expenses		1,720
Other Assets		86,305
Total assets	$	3,898,724

<u>Liabilities and Members' Equity</u>

Accounts payable and accrued expenses	$	2,456,442
Members' equity		1,442,282
Total liabilities and members' equity	$	3,898,724

EMERSON EQUITY LLC
Statement of Operations
Year Ended December 31, 2017

Revenues:

Commissions	$	18,200,128
Investment advisory fees		455,104
Revenue from sale of investment company shares		360,261
Other income		1,812,265
Total revenues		20,827,758

Expenses:

Commissions - Registered Representatives and other Broker Dealers	18,172,044
General and administrative	443,812
Professional fees	336,551
Rent	72,458
Insurance	49,593
Total expenses	19,074,458

Net income	$	1,753,300

Emerson Equity LLC
Statement of Changes in Members Equity
Year Ended December 31, 2017

Members' Equity, beginning of the year	$	908,982
Net Income		1,753,300
Distributions		(1,220,000)
Members' Equity, end of the year	$	1,442,282

EMERSON EQUITY LLC
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities:

Net income	$	1,753,300
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Increase in accounts receivable		(1,818,093)
Increase in prepaid expenses		(1,010)
Increase in Other Assets		(68,287)
Increase in accounts payable		1,518,299
Deferred Revenue		(16,667)
Total adjustments		(385,758)
Net cash provided by operating activities		1,367,542

Cash Flows from Financing Activities

Distributions		(1,220,000)
Net Cash used in Financing Activities		(1,220,000)
Net increase in cash		147,542
Cash, beginning of year		846,194
Cash, end of year	$	993,736

EMERSON EQUITY LLC
Notes to Financial Statements
December 31, 2017

1.   Business and Summary of Significant Accounting Policies

Business

Emerson Equity LLC (the "Company") is a California limited liability company formed on October 10, 2003. The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc.

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

The Company operates under a clearing broker agreement with Pershing, LLC ("Pershing"), whereby the Company introduces certain brokerage accounts to Pershing and Pershing provides clearing services to such accounts on a fully disclosed basis.

Cash and Deposit with Clearing Broker

The Company maintains its cash in a bank deposit account that at times may exceed federally insured limits. The Company also maintains cash and a clearing deposit with its clearing broker that are not federally insured. The Company has not experienced any losses in such accounts.

Revenue Recognition
Revenue arising from securities transactions (securities commission, sale of investment company shares, and other revenue) is recorded on a trade date basis as reported by the clearing broker, the investment company, escrow agent and/or other third parties. Investment advisory fees are accrued monthly and recorded quarterly as earned, in accordance with the terms of the investment advisory contracts, as reported by the clearing broker.

      In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (the "Standard"), which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and the International Financial Reporting Standards. The FASB has subsequently issued several amendments, including deferral of the effective date until January 1, 2018, clarification of principal versus agent considerations, narrow scope improvements and other technical correction. The Standard also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Standard, including clarifying amendments, will become effective for fiscal years and interim periods within those years, beginning after December 15, 2017, with early adoption permitted.
Amongst other things, the guidance provides for (i) determining whether revenue should be recognized at a point in time or over time, which replaces the previous distinction between goods and services, (ii) identifies distinct performance obligations, accounting for

contract modifications and accounting for the time value of money and (iii) new, increased requirements for disclosure of revenue in the financial statements.

The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach with a cumulative-effect adjustment in the range of $100,000 to $200,000 to opening members' equity primarily resulting from change in timing of recognizing revenue from retainer contracts. Additionally, the Company's is evaluating the effect of new guidance on new disclosures and presentation requirements, including gross or net presentation of certain customer contracts.

Accounts Receivable

Accounts Receivable primarily include commission and other revenue receivables. The company believes that all amounts are fully collectible as of December 31, 2017.

Accounting for Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purposes and its income is allocated to the members for inclusion in the members' income tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax
positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $759,319, which was $595,556 in excess of its required net capital of $163,763. The Company's aggregate indebtedness to net capital ratio was 3.24 to 1.

3. Financial Instruments Not carried at Fair Value:

The following table presents the carrying values and estimated fair values as of December 31, 2017, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets:					
Cash	993,735	993,735			993,735
Deposit with Clearing Broker	100,000		100,000		100,000
Totals:	$1,093,735	$993,735	$100,000	$---	$1,093,735

4. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

5. Related Party Transactions

The Company subleases its office premises on a month-to-month basis from its managing member. Total rent expense under the sublease was $64,165 for the year ended December 31, 2017. The managing member rents the premises under a long-term lease that expires in September 2020. The future minimum lease payments that the managing member is required to pay under the lease ranges from approximately $64,000 per year to $66,000 per year through September 2020.

During 2017, the Company paid commissions totaling $501,834 to registered representatives who are affiliated with the Company, which is included in commission expense in the accompanying statement of operations.

The Company generated approximately $7,930,000 from an entity in which one of its registered representatives is a principal. The Company paid approximately $2,285,000 to such registered representative related to this commission income.

The company generated approximately $16,250 of investment advisory fees from a customer who is related to the managing member.

6. Concentration

During the year ended December 31, 2017, the Company earned approximately 61% of its total revenue from five customers.

7. Subsequent Event

In January and February 2018, the Company made distributions totaling $233,000 to the Managing Member.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: <u>EMERSON EQUITY LLC</u>   as of <u>December 31, 2017</u>

1. Total ownership equity from Statement of Financial Condition...		$ 1,442,282	3480
2. Deduct ownership equity not allowable for Net Capital..		( )	3490
3. Total ownership equity qualified for Net Capital..		1,442,282	3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital...............			3520
B. Other (deductions) or allowable credits (List)...			3525
5. Total capital and allowable subordinated liabilities..		1,442,292	3530

6. Deductions and/or charges:

A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)............................	682,963	3540			
B. Secured demand note delinquency...		3590			
C. Commodity futures contracts and spot commodities -- proprietary capital charge.		3600			
D. Other deductions and/or charges...		3610	(682,963)	3620	
7. Other additions and/or allowable credits (List)...				3630	
8. Net capital before haircuts on securities positions..			759,319	3640	

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):

A. Contractual securities commitments...		3660		
B. Subordinated securities borrowings...		3670		
C. Trading and investment securities:				
1. Exempted Securities...		3735		
2. Debt securities...		3733		
3. Options...		3730		
4. Other securities...		3734		
D. Undue Concentration...		3650		
E. Other (List)...		3736		3740
10. Net Capital...			$ 759,319	3750

OMIT PENNIES

Non-allowable assets:

Accounts receivable	594,937
Prepaids and other assets	88,026
Total	<u>682,963</u>

- 12 -

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: __EMERSON EQUITY LLC__   as of ___December 31, 2017___

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)...	163,763	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)...	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	163,763	3760
14. Excess net capital (line 10 less 13)...	595,556	3770
15. Net capital less greater of 10% of line 19 of 120% of line 12..	513,675	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition..			2,456,442	3790
17. Add:				
A. Drafts for immediate credit...	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited..	$	3810		
C. Other unrecorded amounts (List)..	$	3820		3830
19. Total Aggregate indebtedness...			2,456,412	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)...........................			323.51%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)........................			0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits..		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)...		3880
24. Net capital requirement (greater of line 22 or 23)..		3760
25. Excess capital (line 10 or 24)...		3910
26. Net capital excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000...		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

EMERSON EQUITY LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2017

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

EMERSON EQUITY LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2017

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

EMERSON EQUITY LLC
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2017

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 759,319	$ 2,456,412	323.51%
Computation per Schedule I	759,319	2,456,412	323.51%
Differences	$ -	$ -	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.



EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
  Emerson Equity LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Emerson Equities LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii), (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, CA
February 28, 2018

Exemption Report

Emerson Equity (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following.

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3k(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year.

Emerson Equity LLC
_____

Name of Company

I, Dominic Baldini, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Managing Member

Date: February 28, 2018



EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

The Members of
  Emerson Equity LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by Emerson Equity LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, CA
February 28, 2018

Amendment

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66296 FINRA DEC
EMERSON EQUITY LLC
155 BOVET ROAD, SUITE 725
SAN MATEO, CA 94402-3155

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 25,021.19

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (5,945.81)
      7.28.17
      Date Paid

   C. Less prior overpayment applied   (5,185.03)

   D. Assessment balance due or (overpayment)   13,890.35

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   0.00

   F. Total assessment balance and interest due (or overpayment carried forward) $ 13,890.35

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ☑ Funds Wired ☐
      Total (must be same as F above) $ 344.05   *Already paid $13,546.30 on 01/31/18*

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Emerson Equity LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 25 day of February , 20 18 .

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning ___\/___
and ending_____

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $20,827,757

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 602,844

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 3,386,571

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 157,548

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $16,680,794

2e. General Assessment @ .0015   Rate effective 1/1/2017 $25,021.19

(to page 1, line 2.A.)

2

EMERSON EQUITY LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS REPORT

DECEMBER 31, 2017

EMERSON EQUITY LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS REPORT

DECEMBER 31, 2017